==============================================================================

==============================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K


(MARK ONE)

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1996

                                       OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period  from ____________________ to ____________________

Commission file number 0-8493

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     STEWART & STEVENSON 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                       STEWART & STEVENSON SERVICES, INC.
                              2707 NORTH LOOP WEST
                              HOUSTON, TEXAS 77008





==============================================================================
                              FINANCIAL STATEMENTS

In accordance with Item 4 of the Required Information for Form 11-K, the following statements of financial condition for the Stewart & Stevenson 401(k) Savings Plan have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

                 INDEX TO THE FINANCIAL STATEMENTS AND SCHEDULE


Report of Independent Public Accountants

Item 1. Statement of Net Assets Available for Benefits as of December 31, 1996 and 1995

Item 2. Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1996 and December 31, 1995.

Notes to Financial Statements

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes as of
                        December 31, 1996

Schedule II - Item 27d - Schedule of Reportable Transactions for the Year Ended
                         December 31, 1996


                     STEWART & STEVENSON 401(k) SAVINGS PLAN

                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1996
                         TOGETHER WITH AUDITORS' REPORT



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Administrative Committee of the
Stewart & Stevenson 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Stewart & Stevenson 401(k) Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Stewart & Stevenson 401(k) Savings Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996, reportable transactions and nonexempt transactions for the year ended December 31, 1996, are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





ARTHUR ANDERSEN LLP
Houston, Texas
May 23, 1997




==============================================================================

==============================================================================
                     STEWART & STEVENSON 401(k) SAVINGS PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1996 AND 1995

                                                                                              1996             1995

                                                                                           -----------     ------------
ASSETS:
   Investments, at fair value-
     Common stock of Stewart & Stevenson Services, Inc.                                   $  1,549,186     $    778,559
     Mutual funds                                                                           14,605,987        8,358,175
     Common/collective trust fund                                                            2,080,436        1,193,546
     Participant loans                                                                         522,927          286,595
                                                                                          ------------     ------------

                                 Total investments                                          18,758,536       10,616,875

   Receivables-
     Employer contributions                                                                     25,183           15,487
     Participant contributions                                                                 134,213           83,145
   Cash                                                                                        170,123           -
                                                                                          ------------     ------------
                                                                                               329,519           98,632
                                                                                          ------------     ------------

                                 Total assets                                               19,088,055       10,715,507

LIABILITIES:
   Other                                                                                        -               145,108
                                                                                          ------------     ------------
                                                                                                -               145,108
                                                                                          ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS                                                         $ 19,088,055     $ 10,570,399
                                                                                          ============     ============



     The accompanying notes are an integral part of these financial statements.




                     STEWART & STEVENSON 401(k) SAVINGS PLAN


           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


                                                                                             1996              1995
                                                                                         ------------      -----------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income-
     Dividends                                                                            $  1,099,294     $    570,242
     Interest                                                                                   35,609           11,340
     Net appreciation (depreciation) in fair value of common stock                             239,784         (205,294)
     Net appreciation in fair value of mutual funds                                            597,965          722,785
                                                                                         -------------     ------------

                              Total investment income                                        1,972,652        1,099,073

   Contributions-
     Employer                                                                                  984,534          775,269
     Participant                                                                             5,090,204        4,022,402
     Participant rollovers                                                                   1,036,336        2,490,403
                                                                                         -------------     ------------

                              Total contributions                                            7,111,074        7,288,074
                                                                                         -------------     ------------

                              Total additions                                                9,083,726        8,387,147
                                                                                         -------------     ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Distributions to participants                                                               389,799          381,017
   Withdrawals                                                                                 135,870           13,404
   Other distributions                                                                          36,436           -
   Administrative expenses                                                                       3,965           -
                                                                                          ------------     ------------

                              Total deductions                                                 566,070          394,421
                                                                                          ------------     ------------

NET INCREASE                                                                                 8,517,656        7,992,726

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                                        10,570,399        2,577,673
                                                                                          ------------     ------------

   End of year                                                                            $ 19,088,055     $ 10,570,399
                                                                                          ============     ============



    The accompanying notes are an integral part of these financial statements.





=============================================================================
                     STEWART & STEVENSON 401(k) SAVINGS PLAN
=============================================================================


                          NOTES TO FINANCIAL STATEMENTS



1.  DESCRIPTION OF THE PLAN:

General

The Stewart & Stevenson 401(k) Savings Plan (the Plan), adopted effective January 1, 1994, is a trusteed, defined contribution plan established for the benefit of all eligible employees of Stewart & Stevenson Services, Inc., and its subsidiaries, C. Jim Stewart & Stevenson, Inc., Stewart & Stevenson Power, Inc., Stewart & Stevenson Operations, Inc., Stewart & Stevenson Transportation, Inc., Stewart & Stevenson International Sales, Inc., Stewart & Stevenson Technical Services, Inc., Stewart & Stevenson de Venezuela, S.A., Creole Stewart & Stevenson, Inc., Stewart & Stevenson Vehicle Services, Inc. and Pow-R-Quik Limited. These entities are collectively referred to as "the Company."

The following description of the Plan provides a summary of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan Administration

The Plan is administered by a committee (the Administrative Committee) which is appointed by the board of directors of Stewart & Stevenson Services, Inc. This committee is empowered to act on all matters affecting the Plan including, among other things, interpreting the Plan's provisions, determining the eligibility of employees to become participants in the Plan, selecting the funds to be made available in the Plan and determining any person's right to a benefit under the Plan. The Administrative Committee members do not receive compensation for services rendered to the Plan. Custodial safekeeping of Plan assets is performed by Merrill Lynch Trust Company (the Trustee). Individual participant record keeping is performed under Merrill Lynch, Pierce, Fenner & Smith Incorporated (the Recordkeeper). Among other duties, the Trustee is to receive contributions, collect the income from the Plan's assets and make disbursements from the Plan's assets as directed by the administrative committee. The Recordkeeper's duties include processing and maintaining participant data, participant statements, and contributions and distributions for purposes of record keeping.

Participation

Employee participation in the Plan is voluntary. All employees who are at least 21 years of age are eligible to participate in the Plan after completion of one year of service during which 1,000 or more hours are worked.

Investments

The following details the investment funds available to each Plan participant:

Fund 1    Merrill Lynch Global Allocation Fund, Inc., Class A (ML Global)
Fund 2 Merrill Lynch Corporate Bond Fund, Inc., Intermediate Term, Class A (ML Corporate)
Fund 3    Merrill Lynch Retirement Preservation Trust (ML Retirement)
Fund 4    AIM Value Fund (AIM)
Fund 5    American Balanced Fund (American)
Fund 6    Stewart & Stevenson Services, Inc., Common Stock (S&S Services)



Contributions

Participants may elect to contribute 1 percent to 15 percent of their wages as reported to the Internal Revenue Service, subject to certain limitations, as defined, in any or all six funds. Contributions from employees are recorded in the period in which the Company makes payroll deductions from Plan participants. The matching employer contribution is 25 percent of the first 6 percent of the participant's contribution. Matching contributions from the Company are recorded in the same period as the corresponding employee contributions. Participant and employer contributions are remitted by the employer to the Trustee every two weeks and are credited directly to the participants' employee accounts by the Recordkeeper. Participants may also make rollover contributions to the Plan representing distributions from other qualified defined benefit or contribution plans. Participants can change the allocation of their contributions in these six funds or they can discontinue, increase or decrease their contribution rate within the 1 percent to 15 percent range as permitted by the Plan. All changes are performed over an automated benefits system.

Participants' Benefits

Participants are fully vested in their participant contributions, rollovers and earnings thereon at all times. Participants shall have a 100 percent vested interest in their employer contributions upon attaining age 65, the normal retirement age according to the Plan. Those participants who terminate prior to normal retirement age are entitled to a benefit pursuant to the value of their vested interests in their accounts as follows:

                                           Vested
Years of Vesting Service                  Interest

    Less than 3                                0%
              3                               20
              4                               40
              5                               60
              6                               80
              7 or more                      100

Prior to June 1, 1996, forfeited employer contributions were to be applied as a reduction of future employer matching contributions, but will be restored to the participants who previously forfeited the contribution upon reemployment within five years of termination. Effective June 1, 1996, the Plan was amended to allow forfeited employer contributions to be used to pay Plan expenses, or to be applied as a reduction of future employer matching contributions. During 1996, $3,965 of forfeitures was used to pay Plan expenses. No forfeitures were used in 1995. Forfeitures available at December 31, 1996 and 1995, totaled $31,831 and $36,436, respectively.

The Company anticipates and believes that the Plan will continue without interruption but reserves the right to terminate the Plan. In the event of termination, the assets of the Plan, less expenses of liquidation, will be allocated to the participants in accordance with the terms of the Plan.

Withdrawals and Loans

Participant benefits are payable to participants or to a designated beneficiary in the event of their retirement, death or termination of employment. In limited circumstances, account withdrawals may be made for financial hardship in accordance with the Plan.

Benefit payments to withdrawing employees are made in lump-sum payments. As of December 31, 1996, the amount payable to persons who have withdrawn from the Plan was $166,435.

A participant may borrow from his account up to a maximum equal to the lesser of $50,000 or 50 percent of his vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. The minimum loan is $1,000 and will bear interest at a rate of prime plus 1 percent. Outstanding loans currently bear interest rates from 7 percent to 10 percent. The loans shall not exceed five years, except for loans for the purpose of acquiring a principal residence. The loans are secured by the balance in the participant's account. Principal and interest are paid ratably through monthly payroll deductions.

2.  SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

The accompanying financial statements for 1995 contain certain reclassifications to conform with the presentation used in 1996.

Investment Valuation

The Merrill Lynch Retirement Preservation Trust Fund is a common/collective trust fund investing primarily in guaranteed investment contracts and U.S. Government securities. The guaranteed investment contracts are fully benefit responsive and are recorded at contract value, which approximates fair value. Contract value is determined based on contributions made under the contract plus interest earned at the contract's rate less funds used to pay investment fees and withdrawals. The Plan's investments in mutual funds are recorded at cost when purchased but are adjusted to market value based upon published data, by the Trustee, for financial reporting purposes. The net change in the difference between market value of the investments on hand at December 31, 1996 and 1995, and the market value of the investments on hand as of the beginning of the year, is included as unrealized appreciation (depreciation) of investments. Realized gains or losses on the sale of investments and withdrawals of investments are based on the value of the assets as of the beginning of the year or the time of purchase during the year, if later. Unrealized appreciation (depreciation) of investments and realized gains or losses are recorded in the statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Recognition of Income and Expenses

Interest income is reported daily on an accrual basis. Plan income or loss is allocated to the participants daily in the ratio that each participant's account balance bears to all account balances. The Company may pay all expenses incurred in the administration of the Plan, but it shall not be obligated to do so. Any such expenses and fees not paid by the Company shall be paid from the Plan.

3.  FEDERAL INCOME TAXES:

The Plan obtained its latest determination letter on September 3, 1994, in which the Internal Revenue Service stated that the Plan, as originally established, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Administrative Committee believes that the Plan is qualified and is tax-exempt as of December 31, 1996 and 1995.

4.  RECONCILIATION OF FINANCIAL
    STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 1996:

Net assets available for benefits per the financial statements  $ 19,088,055
   Less- Amounts allocated to withdrawing participants              (166,435)
                                                                ------------

Net assets available for benefits per the Form 5500             $ 18,921,620
                                                                ============

The following is a reconciliation of distributions to participants and withdrawals per the financial statements to the Form 5500 for the year ended December 31, 1996:

Distributions to participants and withdrawals per the
financial statements                                              $525,669
   Add- Amounts allocated to withdrawing participants
   at December 31, 1996                                            166,435
   Less- Amounts allocated to withdrawing participants
   at December 31, 1995                                              -
                                                                  --------
Distributions to participants and withdrawals
per the Form 5500                                                 $692,104
                                                                  =========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for distributions that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

5.  NONEXEMPT TRANSACTION:

For the year ended December 31, 1996, the reimbursement of certain forfeitures to the Company constituted a lending of such monies to the Company. As such, this transaction represented a nonexempt transaction between the Company and the Plan as identified in Schedule III.






============================================================================

============================================================================


6.  ALLOCATION TO INVESTMENT FUNDS:

The following statements reflect the allocation of net assets available for benefits and changes in net assets available for benefits to the separate investment funds as of and for the years ended December 31, 1996 and 1995:


        Statement of Net Assets Available for Benefits by Investment Fund


                                December 31, 1996



                                                                                                       Part.
                                  Fund 1    Fund 2     Fund 3      Fund 4      Fund 5      Fund 6      Loan   General     Total
                                  ------    -------    -------     ------      ------      ------      -----  -------   ----------

Assets-
   Investments, at fair value-
     Common stock                $    -     $   -       $    -     $    -     $    -     $1,549,186 $   -  $    -      $ 1,549,186
     Mutual funds                $4,327,018  1,215,995       -      6,466,601  2,596,373       -        -       -       14,605,987
     Common/collective trust          -         -        2,080,436      -          -           -        -       -        2,080,436
     Participant loans                -         -            -          -          -           -     522,927    -          522,927
                                 ----------  ---------   ---------  ---------  ---------  ---------  -------  -----     ----------
        Total investments         4,327,018  1,215,995   2,080,436  6,466,601  2,596,373  1,549,186  522,927    -       18,758,536

   Receivables-
     Employer contributions           5,551      2,281       2,568      9,066      3,405      2,312     -       -           25,183
     Participant contributions       29,997     11,316      13,040     49,271     18,092     12,497     -       -          134,213
   Cash                               -          -            -          -          -          -        -      170,123     170,723
                                 ----------  ---------   ---------  ---------- ---------   ---------- ------  -------- -----------
                                     35,548     13,597      15,608     58,337     21,497     14,809     -      170,123     329,519
                                 ----------  ---------   ---------  ---------- ----------  ---------- ------  -------- -----------
Net assets available for         $4,362,566 $1,229,592  $2,096,044 $6,524,938 $2,617,870 $1,563,995 $522,927  $170,123 $19,088,055
benefits                         ========== ==========  ========== ========== ========== ========== ========= ======== ===========






==============================================================================
==============================================================================


        Statement of Net Assets Available for Benefits by Investment Fund


                                December 31, 1995



                                                                                                     Part.
                                 Fund 1    Fund 2       Fund 3      Fund 4    Fund 5     Fund 6      Loan     General      Total
                                 ------    ------       ------      ------    ------     ------      ----     -------      -----

Assets-
   Investments, at fair value-
     Common stock                $ -        $ -         $ -        $ -        $ -        $  778,559 $ -       $   -       $ 778,559
     Mutual funds                 2,536,522  650,802      -         3,692,840  1,478,011     -        -           -       8,358,175
     Common/collective trust fund  -          -          1,193,546   -          -            -        -           -       1,193,546
     Participant loans             -          -           -          -          -            -       286,595      -         286,595
                                 ----------  --------   ---------- ---------- ----------  ---------- -------- --------   ----------

  Total Investments               2,536,522  650,802     1,193,546  3,692,840  1,478,011    778,559  286,595      -      10,616,875

   Receivables-
     Employer contributions           3,844    1,212         2,038      5,196      1,925      1,272    -          -          15,487
     Participant contributions       19,753    5,948        10,191     27,764      9,773      9,716    -          -          83,145
                                 ---------- ---------   ----------- --------- ----------  ---------- -------- --------  -----------
                                     23,597    7,160        12,229     32,960     11,698     10,988    -          -          98,632
                                 ---------- ---------   ----------- --------- ----------  ---------- -------- --------  -----------

    Total assets                  2,560,119  657,962     1,205,775  3,725,800  1,489,709    789,547  286,595      -      10,715,507

Liabilities-
   Other                           -          -            -          -            -         -         -       145,108      145,108
                                 ---------- ---------   ----------  --------- ------------ --------  -------- --------  -----------
                                   -          -            -          -            -         -         -       145,108      145,108
                                 ---------- ---------   ----------  --------- ------------ --------- -------- --------  -----------

Net assets available for         $2,560,119 $657,962    $1,205,775 $3,725,800 $1,489,709   $789,547 $286,595 $(145,108) $10,570,399
benefits                         ========== ========    ========== ========== ========== ========== ======== ========== ===========







  Statement of Changes in Net Assets Available for Benefits by Investment Fund


                      For the Year Ended December 31, 1996



                                                                                                    Part.
                                 Fund 1     Fund 2      Fund 3     Fund 4     Fund 5     Fund 6     Loan      General   Total
                                 ------     ------      ------     ------     ------     ------     -----     -------   -----

Additions to net assets
attributed to-
   Investment income-
     Dividends                   $ 400,619  $ 61,421    $ 92,878   $ 315,731  $ 214,022  $ 14,623   $   -     $  -      $1,099,294
     Interest                        7,329     1,999       4,303      12,244      5,817     3,917       -        -          35,609
     Net appreciation
    (depreciation) in fair value
    of investments                 118,966   (23,324)        -       450,206     52,122   239,784       -        -         837,749
                                  --------   --------   ---------  ---------  ---------  --------   -------   ------    ----------
Total investment income            526,914    40,091      97,181     778,181    271,961   258,324       -        -       1,972,652

   Contributions-
     Employer                      207,663    91,641      98,621     359,753    130,143    96,713       -        -         984,534
     Participant                 1,065,412   450,343     489,759   1,907,006    670,267   507,417       -        -       5,090,204
     Participant rollovers         128,641   101,176     230,277     244,561    156,402   175,279       -        -       1,036,336
                                 ---------  --------    --------   ---------  ---------   -------   --------  -------   ----------

Total contributions              1,401,716   643,160     818,657   2,511,320    956,812   779,409       -        -       7,111,074
                                 ---------  --------    --------   ---------  ----------  -------   --------  -------   ----------

Total additions                  1,928,630   683,251     915,838   3,289,501  1,228,773 1,037,733       -        -       9,083,726
                                 ---------  --------    --------   ---------  ---------- ---------  --------  -------   ----------

Deductions from net assets
attributed to-
Distributions to participants       83,389    16,763      91,425     192,743     61,017   45,930      30,236  (131,704)    389,799
Withdrawals                         30,379     9,608       8,855      61,043     16,740   22,649        -      (13,404)    135,870
Other distributions                   -         -         36,436        -          -        -           -         -         36,436
Administrative expenses               -         -          3,965        -          -        -           -         -          3,965
Interfund transfers, net            12,415    85,250    (115,112)    236,577     22,855  194,706    (266,568) (170,123)        -
                                 ---------  --------    ---------  ---------  ---------  -------    --------- --------- ----------

Total deductions                   126,183   111,621      25,569     490,363    100,612  263,285    (236,332) (315,231)    566,070
                                 ---------  --------    ---------  ---------  ---------  -------    --------- --------- ----------

Net increase (decrease)          1,802,447   571,630     890,269   2,799,138  1,128,161  774,448     236,332   315,231   8,517,656

Net assets available for benefits-
   Beginning of year             2,560,119   657,962   1,205,775   3,725,800  1,489,709  789,547     286,595  (145,108) 10,570,399
                                 ---------   -------   ---------   ---------  ---------  -------    -------   --------- ----------

   End of year                   $4,362,566 $1,229,592 $2,096,044  $6,524,938 $2,617,870 $1,563,995 $522,927  $170,123  $19,088,055
                                 ========== ========== ==========  ========== ========== ========== ========  ========  ===========




  Statement of Changes in Net Assets Available for Benefits by Investment Fund


                      For the Year Ended December 31, 1995



                                                                                                    Part.
                                 Fund 1     Fund 2      Fund 3     Fund 4     Fund 5     Fund 6     Loan      General    Total
                                 ------     ------      ------     ------     ------     ------     -----     -------    -----
Additions to net assets attributed to-
   Investment income-
     Dividends                   $ 196,275  $27,395     $ 45,506   $210,246   $ 85,946   $ 4,874    $   -     $ -       $  570,242
     Interest                        2,612      746        1,952      3,390      1,676       964        -       -           11,340
     Net appreciation
(depreciation) in fair value of
 investments                       162,760   34,370         -       402,403    123,252  (205,294)       -       -          517,491
                                   -------  -------     --------   --------   -------- ---------    --------  -------    ---------

Total investment income            361,647   62,511       47,458    616,039    210,874  (199,456)       -       -        1,099,073

   Contributions-
     Employer                      185,889   58,835       98,835    251,926     93,336    86,448        -       -          775,269
     Participant                   953,197  288,481      493,326  1,344,174    473,326   469,898        -       -        4,022,402
     Participant rollovers         569,328  130,368      441,991    716,646    576,178    55,892        -       -        2,490,403
                                 ---------  -------     --------   --------- ---------  --------    --------  -------   ----------

Total contributions              1,708,414  477,684    1,034,152  2,312,746  1,142,840   612,238        -       -        7,288,074
                                 ---------  -------    ---------  ---------  ---------  --------    --------  -------   ----------
Total additions                  2,070,061  540,195    1,081,610  2,928,785  1,353,714   412,782        -       -        8,387,147
                                 ---------  -------    ---------  ---------  ---------  --------    --------  -------   ----------
Deductions from net assets attributed
to-Distributions to participants    34,358   12,113       38,180     63,013     74,497    25,141     2,011    131,704      381,017
Withdrawals                         -         -             -          -          -          -          -      13,404       13,404
Interfund transfers, net           187,682   36,207       67,084     (3,935)    63,090   (90,570) (259,558)   -             -
                                 ---------  -------     --------  ---------  ---------  --------  --------- ---------   ----------

Total deductions                   222,040   48,320      105,264     59,078    137,587   (65,429) (257,547)   145,108      394,421
                                 ---------  -------     --------  --------- ----------  --------  --------- ---------   ----------

Net increase (decrease)          1,848,021  491,875      976,346  2,869,707  1,216,127   478,211   257,547   (145,108)   7,992,726

Net assets available for benefits-
   Beginning of year               712,098  166,087      229,429    856,093    273,582   311,336    29,048     -         2,577,673
                                 ---------- -------   ---------- ---------- ----------  --------  --------  ---------  -----------
   End of year                  $2,560,119 $657,962   $1,205,775  3,725,800 $1,489,709  $789,547  $286,595  $(145,108) $10,570,399
                                ========== ========   ========== ========== ==========  ========  ========  ========== ===========



===============================================================================
                                   SCHEDULE I
===============================================================================
                     STEWART & STEVENSON 401(k) SAVINGS PLAN


          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1996



                                                                          Number of
                                                                          Shares or
                                                                          Principal                          Current
          Identity of Issue                     Description                Amount             Cost            Value
          ----------------                      -----------               ---------           ----            ------
Merrill Lynch Trust Company*           Merrill Lynch Global
                                          Allocation Fund, Inc.,
                                          Class A                         297,389.5439    $  4,130,115    $   4,327,018

Merrill Lynch Trust Company*           Merrill Lynch Corporate Bond
                                         Fund, Inc., Intermediate
                                         Term, Class A
                                                                          106,759.9202       1,211,383        1,215,995

Merrill Lynch Trust Company*           Merrill Lynch Retirement
                                         Preservation Trust             2,080,435.7400       2,080,436        2,080,436

AIM Family of Funds                    AIM Value Fund                     221,838.8023       5,732,757        6,466,601

American Funds Group                   American Balanced Fund             178,444.9019       2,449,502        2,596,373

Stewart & Stevenson Services,
   Inc.*                               Common stock                        53,190.9193       1,510,651        1,549,186

Stewart & Stevenson 401(k) Savings     Participant loans (interest
   Plan*                                  rates ranging from 7% to
                                          10%)*                                                522,927          522,927
                                                                                         -------------   --------------

              Total assets held for investment purposes                                  $  17,637,771   $   18,758,536
                                                                                         =============   ==============



*Identified party in interest.




The foregoing notes to the financial statements are an integral part of this schedule.





===============================================================================
                                   SCHEDULE II
===============================================================================
                     STEWART & STEVENSON 401(k) SAVINGS PLAN


                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996





                                                                                                       Current Value
                                                       Number                                          of Asset on
Identity of                                            of       Purchase       Selling      Cost of    Transaction        Gain
Party Involved                 Description             Trans.   Price**        Price**      Asset      Date              (Loss)
--------------                 -----------             ------   --------       -------      -------    -------------     ------
Merrill Lynch Trust Company*   Merrill Lynch Global
                               Allocation Fund, Inc.
                               Class A                  220    $ 2,068,436    $  -     $ 2,068,436     $ 2,068,436      $  -
Merrill Lynch Trust Company*   Merrill Lynch Global
                               Allocation Fund, Inc.,
                               Class A                  163         -           396,906    375,318         396,906         21,588
Merrill Lynch Trust Company*   Merrill Lynch Corporate
                               Bond Fund, Inc.,
                               Intermediate Term,
                               Class A                  144        732,971       -         732,971         732,971         -
Merrill Lynch Trust Company*   Merrill Lynch Corporate
                               Bond Fund, Inc.,
                               Intermediate Term,
                               Class A                  119        -            144,449    145,476         144,449         (1,027)
Merrill Lynch Trust Company*   Merrill Lynch Retirement
                               Preservation Trust       258      1,332,942       -       1,332,942       1,332,942         -
Merrill Lynch Trust Company*   Merrill Lynch Retirement
                               Preservation Trust       150        -            446,052    446,052         446,052         -
AIM Family of Funds            AIM Value Fund           250      3,099,323       -       3,099,323       3,099,323         -
AIM Family of Funds            AIM Value Fund           190        -            775,768    707,120         775,768         68,648
American Funds Group           American Balanced Fund   189      1,292,602       -       1,292,602       1,292,602         -
American Funds Group           American Balanced Fund   142         -           226,362    212,907         226,362         13,455
Stewart & Stevenson Services,
Inc.*                         Common stock              185        995,645       -         995,645         995,645         -
Stewart & Stevenson Services,
Inc.*                         Common stock              129          -          464,802    495,221         464,802        (30,419)



  *Identified party in interest.
 **Amounts are net of purchase/selling expenses.



         NOTE: This schedule includes each series transaction involving the same investment activity which, in the aggregate, amounts to more than 5 percent of the current value of Plan assets at the beginning of the Plan year.





 ==============================================================================
                                  SCHEDULE III
 ==============================================================================
                     STEWART & STEVENSON 401(k) SAVINGS PLAN


                 ITEM 27(e) - SCHEDULE OF NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                                                                   Amount           Amount of
Identity of Party Involved             Description of Transaction                 of Loan           Interest
--------------------------             --------------------------                 --------          ----------

Stewart & Stevenson Services, Inc.      Deemed loan to the Company dated July
   (Company)                            24, 1996, maturity June 25, 1997,
                                        interest rate 5.7%                       $36,435.61         $910



 NOTE: The deemed loan to the Company plus accrued interest was paid to the Plan on June 25, 1997.


                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Stewart & Stevenson 401(k) Savings Plan Administrative Committee which administers the Stewart & Stevenson 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized in the City of Houston and the State of Texas, on the 30th day of June, 1997.



Stewart & Stevenson 401(k) Savings Plan
Administrative Committee


/s/ Robert L. Hargrave
_________________________                    _________________________
Robert L. Hargrave                           Jack T. Currie
Member                                       Member



/s/ Donald E. Stevenson                      /s/ David R. Stewart
_________________________                    _________________________
Donald E. Stevnson                           David R. Stewart
Member                                       Member



/s/ J. Carsey Manning
_________________________
J. Carsey Manning
Member